UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One:)         ☐ Form 10-KSB     ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q       ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

  For Period Ended:  September 30, 2008

   ☐        Transition Report on Form 10-K
   ☐        Transition Report on Form 20-F
   ☐        Transition Report on Form 11-K
   ☐        Transition Report on Form 10-Q
   ☐        Transition Report on Form N-SAR

  For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

IDO SECURITY INC.

Full Name of Registrant

N/A

Former Name if Applicable

17 State Street

Address of Principal Executive Office (Street and Number)

New York, New York 10004

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 2008 could not be filed by the prescribed due date because the registrant had not yet finalized its financial statements for the quarter and the review of registrant's financial statements for the quarter is ongoing. The registrant is unable to file such report within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael L. Goldberg	646	214-1234
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For each of the three and nine months ended September 30, 2007, the registrant did not record any revenues and a net loss of $5,114,043 and $9,243,946, respectively. For the three and nine months ended September 30, 2008, the registrant currently estimates that it had revenues of approximately $103,075 and $136,759, respectively, and a net loss of approximately $1,506,556 and $5,512,474, respectively. Results for the 2008 periods remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the quarter ended September 30, 2008. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

IDO SECURITY INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2008	/s/ Michael L. Goldberg
Michael L. Goldberg
Acting Chief Executive Officer (Principal Executive Officer)